ARDIAN ACCESS SECONDARY INFRASTRUCTURE FUND LLC

SUB-TRANSFER AGENCY AND INVESTOR SERVICES PLAN

Effective as of March 13, 2026

This Sub-Transfer Agency and Investor Services Plan (the “Plan”) relates to the Sub-Transfer Agency and Investor Services Agreement (the “Agreement”) by and between Ardian Access Secondary Infrastructure Fund LLC (the “Fund”) and Ardian US LLC (“Ardian US”), as amended from time to time, and is adopted with respect to each class of units of the Fund listed on Schedule A hereto (each, a “Class”) in accordance with the requirements applicable to a plan adopted pursuant to Rule 12b-1 under the 1940 Act. Capitalized terms used and not defined herein have the meanings ascribed to them in the Agreement.

Section 1. Pursuant to the Agreement, the Fund, with respect to each Class, shall pay directly to third parties (“Investor Servicing Agents”) providing services to the beneficial holders of Fund units of any Class, and/or will reimburse Ardian US for payments Ardian US makes in connection with compensating Investor Servicing Agents for such services, amounts not to exceed, with respect to each Class, 0.25% of the net assets attributable to such Class, calculated as of the end of each calendar month.

Section 2. This Plan or any amendments thereto shall not take effect until it has been approved by votes of the majority of (a) the Board and (b) the Qualified Directors, in each case cast in person at a meeting called for the purpose of voting on this Plan. This Plan shall continue in effect for a period of more than one year after the date this Plan takes effect, but only so long as such continuance is specifically approved at least annually by votes of the majority (or whatever other percentage may, from time to time, be required by Section 12(b) of the 1940 Act or the rules and regulations thereunder) of (a) the Board and (b) the Qualified Directors, cast in person at a meeting called for the purpose of voting on this Plan.

Section 3. Notwithstanding the effectiveness of this Plan upon votes required by Section 2 hereof, in no event shall the Fund make any payments under this Plan unless and until the Board has specifically authorized and approved such payments by votes of the majority (or whatever other percentage may, from time to time, be required by Section 12(b) of the 1940 Act or the rules and regulations thereunder) of (a) the Board and (b) the Qualified Directors, cast in person at a meeting called for the purpose of voting on such payments.

Section 4. Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement, including the Agreement, shall provide to the Board, and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 5. This Plan may be terminated at any time with respect to any Class or the Fund by vote of a majority of the Qualified Directors, or by a majority of the outstanding voting securities of the relevant Class or the Fund.

Section 6. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:

A.

That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Qualified Directors or by vote of a majority of the outstanding voting securities of the Fund, on not more than 60 days’ written notice to any other party to the agreement; and

B.	That such agreement shall terminate automatically in the event of its Assignment.

Section 7. This Plan may not be amended to increase materially the amount of Fund payments permitted pursuant to Section 1 hereof without approval in the manner provided for the continuation of this Plan in Section 2 hereof. This Plan may also not be amended to contemplate payments by the Fund for distribution or to increase materially the amount to be spent for distribution with respect to a Class without approval by the majority of the outstanding units of such Class.

SCHEDULE A

Class J

Class D

Class I Class X